Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
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                                                                                                                   Quarter Ended
(in thousands)                                                               Year Ended September 30,                December 31
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                                                                 2000      2001      2002        2003       2004          2004
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Fixed Charges Computation
  Interest expensed and capitalized                           $  3,603  $    145  $    417    $ 12,060   $  13,857      $ 14,050
  Amortized premiums, discounts, and capitalized expenses
    related to indebtedness                                      3,034        79       136       3,857       6,031         1,941
  Reasonable approximation of interest within rental expense        26        20        72       1,139       1,462           541
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Total Fixed Charges                                              6,663       244       625      17,056      21,350        16,532

Preferred equity dividends                                         378       113         -           -           -             -
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Total Fixed Charges and Preferred Equity Dividends            $  7,041  $    357  $    625    $ 17,056   $  21,350      $ 16,532
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Earnings Computation
Pre-tax income from continuing operations before adjustment
  for minority interests in consolidated subsidiaries or
  income or loss from equity investees                        $  8,642  $ 14,468  $ 40,236    $ 60,081   $ 105,107      $ 20,008
Plus
     Fixed charges                                               7,041       357       625      17,056      21,350        16,532
Minus
     Interest capitalized                                            -         -         -         230         435           127
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Total Earnings                                                $ 15,683  $ 14,825  $ 40,861    $ 76,907   $ 126,022      $ 36,413
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Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends                                       2.23     41.53     65.38        4.51        5.90          2.20
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